

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 14, 2022

Richard Peters, M.D.
Chief Executive Officer
Yumanity Therapeutics, Inc.
40 Guest Street, Suite 4410
Boston, MA 02135

> **Re: Yumanity Therapeutics, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed October 3, 2022**
> **File No. 333-267127**

Dear Richard Peters:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 26, 2022 letter.

Amendment No. 1 to Registration Statement on Form S-4

Prospectus Summary
Kineta, Inc., page 16

1. We note your response to prior comment 1 and continued references to potentially "first-in-class" or "best-in-class" product candidates. We continue to object to these terms, as they imply your product candidates are likely to be approved or that you will be successful in achieving a given market share. Such implications are inappropriate given the current status of your product candidates and the uncertainty involved in clinical development. Please revise your disclosure accordingly.

Background of the Transactions, page 177

2.   We note your revised disclosure indicating that you informed Wainwright that you do not believe that Wainwright is entitled to a separate transaction fee for each of the Asset Sale and Merger under the engagement letter. If there is material uncertainty with regard to your financial obligations under the engagement letter, please revise to clearly explain this fact and quantify any amounts to the extent practicable.

Kineta's Product Candidate Pipeline, page 304

3.   We note your response to prior comment 10 and your revised disclosure on pages 312-313 indicating that you have initiated a discovery program through the PiiONEER Platform and are working to identify a lead candidate for CD24. We do not object to a narrative discussion of your plans; however, given your limited development activities to date, this discovery-phase program does not appear to warrant highlighting in the pipeline table. Please remove it.

Strategic Partnerships, page 313

4.   We note your response to prior comment 14 and your disclosure of "high double-digit millions" in launch milestones and "low triple-digit millions" in sales milestones for KCP506. Please quantify the potential aggregate milestone payments for development and commercial milestones. Please also revise disclosure of your royalty rate range to limit the range to ten percentage points.

License Agreements, page 314

5.   We note your response to prior comment 13. Please further revise this section to quantify the aggregate potential total milestone payments payable and limit your disclosed royalty rate to a ten percentage point range. For example, we note that you disclose the royalty rate for your license agreement with Genentech, Inc. ranges from "high single digits to low double-digit". Please further revise this range, and others like it, to instead be limited to ten percentage points.

Intellectual Property, page 317

6.   We note your response to prior comment 15. Please further revise this section to separately disclose for each material patent or patent application the applicable jurisdictions of protection and expiration dates or potential expiration dates. Please also discuss which of your individual product candidates relates to each patent disclosed in this section. Consider providing this disclosure in a tabular format to increase investor understanding of your intellectual property rights.

You may contact Michael Fay at 202-551-3812 or Sasha Parikh at 202-551-3627 if you have questions regarding comments on the financial statements and related matters. Please contact Tyler Howes at 202-551-3370 or Christine Westbrook at 202-551-5019 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: John Haggerty, Esq.